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Exhibit 23.1

Consent of Independent Auditors


The Board of Directors and Stockholders
World Airways, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-13575, No. 333-14461, No. 333-33704, No. 333-33706 and No. 333-14457) on
Form S-8 and registration statements (No. 333-39673, No. 333-35054 and No. 333-46406) on Form S-3 of World Airways, Inc. of our report dated March 19, 2002, except for Note 7, which is as of March 28, 2002, relating to the balance sheets of World Airways, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' deficiency, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of World Airways, Inc.

Our report refers to a change, effective January 1, 2000, in the Company's method of accounting for certain aircraft maintenance costs.


KPMG LLP

McLean, Virginia
March 28, 2002